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SECUR 02021257 MMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 13 2002 WASH. DC SECTION 354

SEC FILE NUMBER
8-49111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCI*Trade, Inc. dba PCI*Trade Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38363 Fremont Boulevard, Suite E
(No. and Street)

Fremont (City) CA (State) 94536 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Halley Shixiong Liu (510) 818-9668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank S.K. Cheung
(Name – *if individual, state last, first, middle name*)

310 15th Street (Address) Oakland (City) CA (State) 94612 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, Shixiong Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCI*Trade, Inc. dba PCI*Trade Securities, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH CHEUNG
Comm. # 1233460
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Aug. 30, 2003

Signature

President
Title

Kenneth Cheung
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
For the year ended December 31, 2001

FRANK S. K. CHEUNG Certified Public Accountant
310 15th Street, Oakland, CA 94612-3310 U.S.A. Telephone: (510) 893-7003 Fax: (510) 893-7005

Independent Auditor's Report

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Fremont, California

I have audited the accompanying statement of financial condition of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2001, and the related statements of operation and retained earnings, cash flows and change in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2001, and the results of its operation and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 28, 2002

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets		
Cash	$	24,327
Commission receivable		23,525
Other receivable		1,545
Security not readily marketable (at estimated fair value)		20,100
Note receivable		31,000
Prepaid income tax		651
Deferred tax		94
Total current assets		101,242
Fixed assets		
Furniture & fixture		6,434
Equipment		41,210
		47,644
Less accumulated depreciation		(23,116)
		24,528
Other assets		
Deposits with clearing organizations		65,000
Deposits		7,182
Lease cost (net)		6,792
Organization cost (net)		0
		78,974
Total assets	$	204,744

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	3,708
Commission payable		14,634
Bank borrowing under line of credit		60,134
		78,476
Deferred tax - long term		2,991
Stockholders' equity		
Common stocks, no par, 20,000,000 shares authorized 17,600 shares issued and outstanding		75,218
Retained earnings		48,059
		123,277
Total liabilities and stockholders' equity	$	204,744

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF OPERATION AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Commission	$	474,634
Interest income		3,015
Other income		3,630
Total revenue		481,279
Operating expenses		
Accounting		5,050
Advertising		6,223
Alarm service		300
Bank charge		432
Commission		340,788
Commission refund		6,608
Communication service		15,275
Depreciation and amortization		9,493
Dues and subscription		3,638
Insurance		1,899
Interest expense		3,301
Legal and professional		5,530
Meals and entertainment		4,701
Office expense		5,724
Outside service		5,750
Penalties		280
Postage		1,181
Rent		36,241
Repairs and maintenance		2,920
Tax and license		5,384
Telephone		4,810
Travel		5,976
Software		3,998
Utilities		4,101
		479,604
Income before income taxes		1,676
Income tax		
Franchise tax		800
Income tax		(719)
		81
Net income		1,595
Retained earnings, at beginning of the year		46,464
Retained earnings, at end of the year	$	48,059

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities		
Net income	$	1,595
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		(690)
Amortization of lease cost		916
Depreciation and amortization		9,493
		11,314
Change in working capital assets and liabilities		
Decrease in commission receivable		42,035
Increase in other receivable		(1,545)
Increase in prepaid income tax		(651)
Increase in deposit with clearing organization		(10,000)
Increase in deposits		(2,000)
Decrease in accounts payable		(238)
Decrease in commission payable		(41,094)
Decrease in income taxes payable		(8,655)
Net cash used by operating activities		(10,834)
Cash flows from Investing activities		
Issuance of note receivable		(31,000)
Net cash used by investing activities		(31,000)
Cash flows from financing activities		
Proceeds from bank borrowings		81,373
Payment of loan from shareholder		(10,000)
Payment of bank borrowings		(21,239)
Net cash provided in financing activities		50,134
Net Increase in cash balance		8,300
Cash at beginning of year		16,027
Cash at end of year	$	24,327
Supplemental disclosures:		
Income tax paid	$	10,069
Interest paid	$	3,301

See accompanying notes and accountant's report.

dba PCI *TRADE SECURITIES.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Shares		Amount		Additional Paid in Capital		Retained Earnings		Total
Balance at January 1, 2001	17,600	$	65,000	$	10,218	$	46,464	$	121,682
Net income							1,595		1,595
Balance at December 31, 2001	17,600	$	65,000	$	10,218	$	48,059	$	123,277

See accompanying notes and accountant's report.

PCI*TRADE INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1 - Summary of significant accounting policies

Business activity
The Company was incorporated in California in January 1996 and operates as a security broker-dealer and is a member with National Association of Securities Dealers, Inc. (NASD). The Company operates through its office in Fremont, California, has two contracts with an outside securities clearance services firms to handle all the company's security transactions.

Revenue recognition
Revenue, which consists primarily commission income, is recorded on a trade-date basis as securities transactions occur.

Fixed assets
Property and equipment are recorded at cost and depreciated over the useful life. Depreciation is provided on straight-line method.

Income tax
Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of these differences, which will either be taxable when assets and liabilities are recovered or settled.

Management estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Comprehensive income
For the year ended October 31, 2001, there was no difference between comprehensive income and net income.

Note 2 - Deposits

The Company is required to maintain an initial deposit of $30,000 and $25,000 with two clearing organizations respectively in accordance with the Security Deposit Agreement. During the year, the Company made an additional $10,000 deposit with another clearing organization to the clearing organization for its day trade capacities and transactions.

Note 3 - Securities owned

Securities not readily marketable include investment in equity security for which there is no market on a securities exchange, cannot be publicly offered or sold unless registration has been effected under the Security Act of 1933, or that cannot be offered or sold because of other arrangements, restriction, or conditions applicable to the securities or to the Company. At December 31, 2001, these equity security is valued at estimated fair valued.

Note 4 - Short term shareholder borrowing

The Company had a $10,000 short term borrowing from shareholder as of December 31, 2001. This short term shareholder borrowing is not available in computing net capital under the SEC's uniform net capital rule.

Note 5 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2000, the Company had net capital of $34,376, which was $29,376 in excess of its required net capital.

Note 6 - Commitments

The Company assumes its ten year office space lease from a related party during the year. The lease will expired on May 31, 2009 and an option to renew for another ten years. Rent expense was $36,241 for the year ended December 31, 2001. Future minimum lease payment under the noncancelable operating lease obligations as of December 31, 2001 are as follows:

Years ending December 31,

2002	$ 38,528
2003	40,544
2004	42,477
2005	44,601
2006	46,830
Later years	140,960
	$ 353,850

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 7 - Line of credit

The Company had a revolving line of credit with a bank for working capital advances of up to $100,000, expiring May 15, 2002. The line of credit is personally guaranteed by Company's shareholder. All borrowing against the line of credit bear interest at the Wall Street prime rate plus 2%, 6.75% as of December 31, 2001. There was $60,134 outstanding balance at December 31, 2001.

Note 8 - Income taxes

The components for the provision for income taxes are as follows:

Current:	
Federal	$ 601
State	800
	1,401
Deferred:	
Long term	1,705
Short term	(385)
	1,320
Total	$ 81

Note 9 - NASD Regulation Investigation

During the year, NASD Regulation conducted a routine examination of the Company and alleged the principal shareholder and officer of the Company violated various rules and regulations, including a purchase of NASDAQ private placement. NASD Regulation may initiate a disciplinary action against the officer of the Company. As of February 28, 2002, there is final outcome or settlement regarding this investigation.

FRANK S.K. CHEUNG
Certified Public Accountant
310 15th Street
Oakland, CA 94612-3310

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of Securities and Exchange Commission

Board of Directors
PCI*Trade, Inc.
Fremont, California

I have audited the accompanying financial statements of PCI*Trade, Inc. dba PCI*Trade Securities as of and for the year ended December 31, 2001 and have issued my report thereon dated February 28, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying schedule of computation of net capital is not a required part of the basic financial statements of PCI*Trade, Inc. dba PCI*Trade Securities, but is the supplementary information required by Section 17 of the Security Exchange Act of 1934 and Rule 17a-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

Frank Cheung
February 28, 2002

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Net worth at end of the period			$ 123,277
Add:	Other allowable credit - deferred income tax payable		2,991
			126,268
Less:	Security not readily marketable	$ 20,100	
	Note receivable	31,000	
	Fixed assets	24,528	
	Other assets	16,264	91,892
Net capital			$ 34,376

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2000)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 63,681
Audit adjustments on:	
Cash and cash equivalent	(43,256)
Commission receivable	79
Note receivable	31,000
Other receivable	2,245
Equipment and furniture	(4,127)
Deposits with clearing organizations	65,000
Deposits	7,182
Lease costs	(916)
Additional liabilities	(51,128)
Non-qualified assets	(35,384)
Total adjustments	(29,305)
Net capital per above	$ 34,376

See accompanying accountant's report to supplementary information